SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                            SCHEDULE 13D
             Under the Securities Exchange Act of 1934

                           Amendment No. 1

             Jacuzzi Brands, Inc.
             ___________________________________________
                          (Name of Issuer)


                            Common Stock
             ___________________________________________
                  (Title of Class and Securities)


                             469865109
             ___________________________________________
               (CUSIP Number of Class of Securities)


                          O. Mason Hawkins
                  Chairman of the Board and C.E.O.
                                and
                         Michael J. Wittke
                       Legal Counsel and CCO

                Southeastern Asset Management, Inc.
                   6410 Poplar Avenue;  Suite 900
                         Memphis, TN  38119
				   (901) 761-2474
    ___________________________________________________________

    (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)


                          October 11, 2006
             ___________________________________________
                   (Date of Event which Requires
                     Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: [X]





CUSIP No. 469865109                                        13D
___________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     Southeastern Asset Management, Inc.      I.D. No. 62-0951781
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
___________________________________________________________________
(3)  SEC USE ONLY
___________________________________________________________________
(4)  SOURCE OF FUNDS
     OO:  Funds of investment advisory clients
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [X]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
___________________________________________________________________
                                   :(7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :     2,532,500 shares
OWNED BY EACH REPORTING PERSON     ________________________________
WITH                               :(8) SHARED OR NO VOTING POWER

                                   :    14,609,800 shares (Shared)
                                         1,148,300 shares (None)
                                   ________________________________
                                   :(9) SOLE DISPOSITIVE POWER
                                   :   (Discretionary Accounts)
                                   :     3,680,800 shares
                                   ________________________________
                                   :(10) SHARED OR NO DISPOSITIVE POWER
                                   :    14,609,800 shares (Shared)
                                                 0 shares (None)
___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      18,290,600 shares
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      23.6%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IA
___________________________________________________________________



CUSIP No. 469865109                                        13D
___________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
 	Longleaf Partners Small-Cap Fund		I.D. No. 62-1376170
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
___________________________________________________________________
(3)  SEC USE ONLY
___________________________________________________________________
(4)  SOURCE OF FUNDS
     OO:  Funds of investment company shareholders
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [X]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts
___________________________________________________________________
                                   :(7) SOLE VOTING POWER
                                   :
NUMBER OF SHARES BENEFICIALLY      :   None
OWNED BY EACH REPORTING PERSON     ________________________________
WITH                               :(8) SHARED VOTING POWER

                                   : 	14,609,800 shares

                                   ________________________________
                                   :(9) SOLE DISPOSITIVE POWER
                                   :
                                   :   None
                                   ________________________________
                                   :(10) SHARED DISPOSITIVE POWER
                                   : 	14,609,800 shares

___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      14,609,800 shares
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      18.8%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IV
___________________________________________________________________






CUSIP No. 469865109                                         13D
___________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     O. Mason Hawkins                         I.D. No. XXX-XX-XXXX
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
___________________________________________________________________
(3)  SEC USE ONLY
___________________________________________________________________
(4)  SOURCE OF FUNDS
     OO:  None
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Citizen of United States
___________________________________________________________________
                                   :(7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     ________________________________
WITH                               :(8) SHARED VOTING POWER

                                   :    None
                                   ________________________________
                                   :(9) SOLE DISPOSITIVE POWER

                                   :    None
                                   ________________________________
                                   :(10) SHARED DISPOSITIVE POWER

                                   :    None
___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       None  (See Item 2)
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.0%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IN
___________________________________________________________________



Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D filed on August 14, 2006, by Southeastern Asset Management (Southeastern) with respect to the securities of Jacuzzi Brands, Inc. (Jacuzzi) purchased on behalf of Southeastern?s clients is hereby updated with the following additional information:

On August 14, 2006, Southeastern filed a Schedule 13D supporting the Board's decision to name Alex Marini as CEO, and stating our desire to work with Mr. Marini and the Board to assess the various long-term strategies available to maximize the company's value. Since that time, Southeastern has had discussions with management and the Board regarding a variety of possible long-term alternatives.

Our initial reaction to today?s announcement is that we vehemently oppose this transaction, because the $12.50 price is completely insufficient. The Board began a process of exploring options at an inopportune time, when the results of the Bath division were far below what it?s capable of producing. Now that Al Marini is in place as CEO, the company is finally in position to fix Bath and eliminate significant unnecessary corporate expenses. The Zurn division has a tremendous long-term outlook and is worth more than this transaction implies.

We would much rather proceed as an independent company under Al Marini, rather than hand over future profits to a very smart group at a bad time. There is a huge opportunity to fix Bath, cut corporate expenses, and to continue to grow Zurn. We fear that the Board, who owns very little stock and has lived through many different mistakes and unpleasant episodes, took a bid despite a low price because they wanted to wash their hands of the whole thing. The asbestos liability is one that we believe to be a non-issue, and the buyers are apparently not too worried about it either.

Once we receive the proxy materials we will review the offer and process in fuller detail. While our actions are limited somewhat by the terms of the Standstill Agreement between Southeastern and Jacuzzi (see Exhibit 10.48 to Jacuzzi Brands 10K filed on December 24, 2002 and Jacuzzi Brands 8K filed on August 12, 2005), we currently intend to vote against this transaction with the maximum percentage permitted under that Agreement.

This Schedule 13D amendment is a public communication of how Southeastern intends to vote on this transaction as contemplated by Rule 14a-1 under the Securities Exchange Act of 1934, as amended (the Exchange Act), and is not a solicitation of a proxy from any security holder of Jacuzzi Brands, as such terms are defined in Regulation 14A of the Exchange Act.





                                      SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Dated:  October 11, 2006

                                          SOUTHEASTERN ASSET MANAGEMENT, INC.

                                          By /s/ Michael J. Wittke
                                          _______________________________
                                          Michael J. Wittke
                                          Legal Counsel and CCO

                                          LONGLEAF PARTNERS SMALL-CAP FUND

                                          By /s/ O. Mason Hawkins
                                          _______________________________
                                          O. Mason Hawkins
                                          Trustee and Co-Portfolio Manager

                                          O. MASON HAWKINS
                                          (Individually)

                                           /s/ O. Mason Hawkins
                                          _______________________________

                        Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13D with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned hereby execute this Agreement as of October 11, 2006.

                              Southeastern Asset Management, Inc.

                              By  /s/ Michael J. Wittke
                              __________________________________
                              Michael J. Wittke
                              Legal Counsel and CCO

                              Longleaf Partners Small-Cap Fund

                              By /s/ O. Mason Hawkins
                              _______________________________
                              O. Mason Hawkins
                              Trustee and Co-Portfolio Manager

                              O. Mason Hawkins, Individually

                              /s/ O. Mason Hawkins
                              _______________________________





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